EXHIBIT 6
SHAMROCK CAPITAL ADVISORS, INC.
4444 Lakeside Drive
Burbank, California 91505
BY FAX (720) 864-7001 AND FEDERAL EXPRESS
August 31, 2005
Mr. Stephen O. James
Lead Director
Intrado Inc.
1601 Dry Creek Drive
Longmont, CO 80503
Dear Stephen:
     I attempted to contact you after our meeting of July 27 to follow up on the various ideas discussed in Denver and to express our concern regarding the Company’s plans to accelerate investment in IEN and compensation matters. In addition, the Board’s conclusion that a capital return was not appropriate is problematic in view of the poor capital allocation decisions made over the last decade.
     Your August 9 e-mail, which indicated that you and management would not talk to us at this time, was disappointing and not representative of best practices of corporate governance.
     I have spoken to other significant institutional shareholders of Intrado regarding the recommendations we make below, and they support our views. I encourage you to speak directly to the Company’s largest shareholders to confirm their position. Collectively, these shareholders and Shamrock own approximately 35% of the Company’s stock.
     In preparation for your September Board meeting, we make the following specific recommendations:
1.	Excess Capital: We recommend that the Company use its significant cash balances for a share repurchase program of $40 million representing approximately 15% of the outstanding shares. Additionally, we urge the Company to use a portion of its recurring cash flows to continue to purchase shares. The Company’s current cost of capital is extremely high and we are concerned, given the track record, that management will not prudently allocate this capital in the near future. Moreover, we question the purported conclusions reached by the investment bank that endorse retention and accumulation of shareholder capital. We have reassessed our

Mr. Stephen O. James
August 31, 2005

valuation of the Company, and believe Intrado’s intrinsic value is well in excess of both the current trading levels of $15 and “street” valuations of approximately $18. Therefore, the current price suggests a share repurchase rather than a dividend at this time.

2.	Long Term Incentive Plan (“LTIP”): We discussed at length in our July meeting various shortcomings of the recently announced compensation plan. Specifically, we are concerned that management would not be accountable for the next two years because the first and only measurement period does not begin until June 2007. Furthermore, the return-on-invested capital hurdle to earn Share Right Awards (“SRA”) is set below past performance levels of the Company. We also discussed the broader issues of overall compensation, which is a subject for further discussion.

Accordingly, to achieve the essential alignment of pay for performance, we recommend that the Board modify the following critical elements of the LTIP:
a.	Measurement Periods: Adjust the measurement periods to occur annually and concurrently with the Company’s December fiscal year-end.

b.	Annual return-on-invested capital (“ROIC”) targets reset at:
1)	17% for the FYE 12/06

2)	19% for the FYE 12/07

3)	21% for the FYE 12/08
The more appropriate ROIC formula is EBIT times (1-tax rate)/average of current year and prior year total capital. Both the formula on Intrado’s web-site and the formula outlined in the LTIP are subject to manipulation.

c.	Annual operating margin targets reset at:
1)	16% for the FYE 12/06

2)	19% for the FYE 12/07

3)	23% for the FYE 12/08
Importantly, for both performance measures, the compensation expense associated with the SRA’s should be included in the calculations.

Mr. Stephen O. James
August 31, 2005

Lastly, these revised targets ought to be achievable given that certain comparables, such as Neustar, achieve ROIC in excess of 25% and operating margins in excess of 30%.

d.	SRA Attributes: The SRA recipient should earn and vest 1/3 each year, beginning in the FYE 12/31/06. Once earned and vested, the recipient should be required to hold the stock for a minimum 12-month period to ensure greater alignment with shareholder interests. Moreover, we encourage the Board to consider distributing the SRA’s deeper into the organization; this does not, however, imply an increase to the 425,000 SRA’s to be granted, given the history of excessive option grants by this Board.

e.	Acquisitions/Write-offs: The plan should be adjusted by the compensation committee of the Board in the event of any acquisition greater than $5mm. In addition, the plan should not allow adjustments for write-offs that could enhance the award calculations.

f.	Evergreen Plan: The Board should eliminate the Company’s 1998 Stock Incentive Plan and put this new LTIP to a shareholder vote at the upcoming 2006 annual meeting.
3.	Shareholder Board Representation: We recommend that the Board membership be increased by two shareholder representatives. The shareholders with whom we have spoken strongly believe that Intrado’s Board would benefit from individuals who hold an intense focus on shareholder value creation. Additionally, we encourage the Board to eliminate its classified structure with all Directors standing for election annually.
     We would like to work with you on the foregoing recommendations, and it would be unfortunate if your reluctance to be engaged with us on these issues creates an adversarial relationship. Intrado shareholders deserve pragmatic leadership from you and a constructive dialogue with shareholders. Finally, we do not need to remind you and your fellow Directors of their fiduciary duties, so we will hold you accountable for actions that are not in the best interests of the shareholders.

Mr. Stephen O. James
August 31, 2005

     Please respond to me by Monday, September 19, 2005. If I do not hear from you by then, we will assume that you have rejected our suggestions, and we will act accordingly.

Sincerely,
/s/ Michael J. McConnell
Michael J. McConnell
MJM/jg